

January 31, 2023

Jan Loeb
Executive Chairman
NovelStem International Corp.
2255 Glades Road
Suite 221A
Boca Raton, FL 33431

> **Re: NovelStem International Corp.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed January 26, 2023**
> **File No. 000-22908**

Dear Jan Loeb:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G

General

1. Please provide a detailed legal analysis of whether NewStem is "controlled primarily" by Novelstem for purposes of Rule 3a-1(a)(4) under the Investment Company Act of 1940. Your analysis should (i) apply any relevant Commission and staff guidance (including the no-action letter issued to Health Communications Services, Inc. (pub. avail. Apr. 26, 1985)) on the meaning of "controlled primarily" to your facts and (ii) provide specific details about any further indicia of control as between Novelstem and NewStem not already discussed in prior responses.

Jan Loeb
NovelStem International Corp.
January 31, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Morris DeFeo